Exhibit 12.1

CPI INTERNATIONAL HOLDING CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Successor(a)				Predecessor(a)
	Year Ended			Period February 11 to	Period October 2, 2010 to	Year Ended
	October 3, 2014	September 27, 2013	September 28, 2012	September 30, 2011	February 10, 2011	October 1, 2010
Earnings calculation:
Income (loss) before taxes	$16,813	$16,295	$7,100	$(8,549)	$(3,747)	$12,361
Add Back: Fixed Charges	33,528	28,291	28,218	18,305	6,118	16,046
Calculated Earnings	$50,341	$44,586	$35,318	$9,756	$2,371	$28,407

Fixed charges calculation (b)
Interest expense (c)	$32,182	$27,237	$27,230	$17,708	$5,788	$15,213
Interest expense portion of rental expense	1,346	1,054	988	597	330	833
	$33,528	$28,291	$28,218	18,305	6,118	16,046
Ratio: Earnings / Fixed charges (d)	1.50	1.58	1.25	—	—	1.77

Interest expense portion of rental expense:
Rental expense	$4,037	$3,163	$2,965	$1,791	$990	$2,500
Estimated Interest Cost	33%	33%	33%	33%	33%	33%
Calculated total	$1,346	$1,054	$988	$597	$330	$833

(a)
For periods prior to the February 2011 merger with The Veritas Capital Fund IV, L.P., the term “Predecessor” refers to CPI International, Inc. and its consolidated subsidiaries, and, for periods after the said merger, the term “Successor” refers to CPI International Holding Corp. and its consolidated subsidiaries.

(b)	Fixed charges exclude capitalized interest; capitalized interest is zero.
(c)	Includes normal debt issue amortization costs, but does not include gain or loss on debt extinguishment.
(d)	For the periods February 11, 2011 to September 30, 2011 and October 2, 2010 to February 10, 2011, earnings were not sufficient to cover fixed charges by $8,500 and $3,700, respectively.